Exhibit 4.28

Summary of the Private Instrument of Real Properties and Rural Assets Purchase and Sale Commitment and Other Covenants, entered into on June 30, 2017, in connection with Fazenda Jatobá

Parties: Imobiliária Jaborandi Ltda., as Seller, Mr. Hermes Augusto Ferreira and Emerson Denis Cecchin Ferreira, as Buyers, and Jaborandi Agrícola Ltda., as Intervening-consenting party.

Purpose:  The commitment to sell a total area of 625.21 hectares, being 500.01 of useful arable land and 125.20 hectares of legal reserve areas of Fazenda Jatobá, for the price, in Brazilian Reais, corresponding to 300 bags of soybeans per useful hectare, to be paid by the Buyer to the Seller, as follows: 20% of the total price in the first year and another four successive annual installments in the amount corresponding to 30,000 bags of soybean each installment, with the first expiring on May 30, 2018 and the last on May 30, 2021.